UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. (formerly known as International Truck and Engine Corporation) is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2008 and 2007, and for the year ended December 31, 2008, and the schedules as of December 31, 2008, have been prepared in accordance with the financial reporting requirements of ERISA.

2

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	Navistar, Inc. Plan Administrator

/s/ John P. Waldron
John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

June 26, 2009

3

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2008 AND 2007

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee of Navistar, Inc.

Participants and Administrator of the Navistar, Inc. Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP
Appleton, Wisconsin
June 24, 2009

Navistar, Inc. Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2008	2007
Assets
Investment in Master Trust (note C)	$172,416,266	$222,017,846
Participant loans	5,625,978	4,895,727

Total investments	178,042,244	226,913,573

Receivables
Participant contributions	1,172,615	-
Employer retirement contributions	3,444,090	2,970,096
Employer matching contributions	583,517	542,084

Total receivables	5,200,222	3,512,180

Net assets available for benefits at fair value	183,242,466	230,425,753

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,314,233	581,729

NET ASSETS AVAILABLE FOR BENEFITS	$188,556,699	$231,007,482

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Net loss of Master Trust (Note C)	$(74,179,398)
Participant loan interest	391,985

Contributions
Participant contributions	21,905,776
Employer retirement contributions	13,011,862
Employer matching contributions	7,710,073
Rollovers from other qualified plans	1,304,806

Total contributions	43,932,517

Benefits paid to participants	(13,379,963)
Administrative expenses	(3,302)

Decrease in net assets prior to transfers	(43,238,161)

Transfers from other related qualified plans, net	787,378

NET DECREASE	(42,450,783)

Net assets available for benefits
Beginning of year	231,007,482

End of year	$188,556,699

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (f/k/a International Truck and Engine Corporation Retirement Accumulation Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by International Truck and Engine Corporation (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. Effective as of February 27, 2008, the Company’s name was changed to Navistar, Inc. and thereafter is the “Company”. Also effective February 27, 2008, the Plan’s name was changed to Navistar, Inc. Retirement Accumulation Plan. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

In general, participation in the Plan is limited to those eligible salaried employees of the Company whose initial hire date is on or after January 1, 1996 and to eligible salaried employees of certain affiliates.

Contributions

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. Those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. The Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Beginning January 1, 2007, a subsidiary of the Company became eligible for the Plan, and the employees of that entity are eligible to receive a match of 100% of the first 4% of eligible pretax compensation that is deferred. Retirement contributions are allocated to eligible members and are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter.

Non-vested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $600,005 and $672,333, respectively. For the Plan year ended December 31, 2008, $802,789 of forfeitures were used to offset Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Investment Options

Until August 4, 2008, Company matching and discretionary retirement contributions were initially invested in the Frank Russell Aggressive Balanced Fund. Once assets were in the fund, participants were permitted to direct them to any other investment option available in the Plan. Once assets were moved out of the Frank Russell Aggressive Balanced Fund, they could not be transferred back. As of August 4, 2008, the Frank Russell Aggressive Balanced Fund is no longer an investment option and all contributions are invested in accordance with participants’ elections. Participants direct the investment of their account balances and future contributions. Investment options during 2008 and 2007 consisted of funds classified as registered investment companies, common and collective funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Most other administrative costs related to the Plan are paid directly by the Company.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59- 1/2, or on a hardship basis prior to attaining age 59- 1/2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

Vesting

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. Participants are 20% vested after one year of service; the vesting increases in 20% annual increments with participants being fully vested after five years of service. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. For mandatory distributions prior to the participant attaining normal retirement age, for amounts greater than $1,000 (but not more than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly, then the Plan will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”), FSP AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust that is part of the Navistar, Inc. Master Trust (f/k/a International Truck and Engine Corporation Defined Contribution Plans Master Trust) (the “Master Trust”). As required by the FSP, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Adoption of New Accounting Standard

As of January 1, 2008, the Plan adopted the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The disclosures required by this statement are included in Investment Valuation and Note C – Master Trust.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - Continued

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

Effective January 1, 2008 the Plan adopted SFAS 157 which:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value,

•	Establishes a hierarchy of fair value measurement based upon the observability of inputs used to value assets and liabilities,
•	Requires consideration of nonperformance risk, and
•	Expands disclosures about the methods used to measure fair value

SFAS No. 157 establishes a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,
•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs

In accordance with SFAS No. 157, Plan management uses the following methods and significant assumptions to estimate fair value of investments:

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The investments held by the Master Trust are valued as follows:

U.S. Government securities: Valued at the closing price reported on the active market on which the security is traded.

Wrapped bonds: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C – Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2008.

Participant loans: Valued at their outstanding balances, which approximate market value.

The following table presents the Plan’s non-Master Trust investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Participant loans	$-	$-	$5,625,978	$5,625,978

Total assets at fair value	$-	$-	$5,625,978	$5,625,978

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following table includes a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$4,895,727
Net depreciation in fair value	-
Purchases, sales, issuances, and settlements (net)	730,251

Balance, end of year	$5,625,978

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2008 and 2007, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

Transfers

Transfers between the Plan and the other plans participating in the Master Trust occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2008, net transfers of $787,378 were transferred into the Plan for such changes from other plans within the Master Trust.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2008 and 2007, calculated on a cash basis, are as follows:

	2008	2007
Navistar, Inc. 401(k) Retirement Savings Plan (f/k/a International Truck and Engine Corporation 401(k) Retirement Savings Plan)	34.29%	36.70%
Navistar, Inc. 401(k) Plan for Represented Employees (f/k/a International Truck and Engine Corporation 401(k) Plan for Represented Employees)	27.10	27.84
Navistar, Inc. Retirement Accumulation Plan (f/k/a International Truck and Engine Corporation Retirement Accumulation Plan)	35.52	32.72
IC Bus, LLC 401(k) Plan (f/k/a IC Corporation 401(k) Plan)	3.09	2.74

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2008	2007
U.S. Government securities	$757,385	$225,505
Wrapped bonds	317,095	-
Common and collective funds	287,410,588	345,777,090
Registered investment companies	180,497,157	318,910,987
Navistar common stock	10,851,600	13,691,012

Total investments, at fair value	479,833,825	678,604,594

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	20,547,914	2,822,734

Net investments	$500,381,739	$681,427,328

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2008, are summarized below:

Dividend and interest income
Common and collective funds	$10,257
Registered investment companies	4,020,682

Total dividend and interest income	4,030,939

Net realized and unrealized depreciation in fair value of investments
Common and collective funds	(56,010,940)
Registered investment companies	(128,036,436)
Navistar common stock	(8,642,225)

Net depreciation in fair value of investments	(192,689,601)

Net investment losses	$(188,658,662)

In accordance with SFAS No. 157, the following table presents the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
U.S. Government securities	$757,385	$-	$-	$757,385
Wrapped bonds	-	317,095	-	317,095
Common and collective funds	-	287,410,588	-	287,410,588
Mutual funds	180,497,157	-	-	180,497,157
Common stock	10,851,600	-	-	10,851,600

Total assets at fair value	$192,106,142	$287,727,683	$-	$479,833,825

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

Until August 4, 2008, the Company initially directed the investment of certain employer contributions. Such Plan assets were held in the Master Trust and were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invests in common stocks of United States and foreign companies and in intermediate bonds. After such contributions were initially deposited in the fund, participants could direct them to any other investment option available in

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

the Plan. Once assets were moved out of the Frank Russell Aggressive Balanced Fund, they could not be transferred back. As of August 4, 2008, the Frank Russell Aggressive Balanced Fund is no longer an investment option of the plan and Company contributions are invested in accordance with participants’ investment elections.

Information about the Plan’s net assets and significant components of the changes in the Plan’s net assets relating to the non-participant-directed investments as of December 31, 2008 and 2007, and for the year ended December 31, 2008, calculated on a cash basis, is as follows:

	2008	2007

Net assets - Frank Russell Aggressive Balanced Fund	$-	$81,309,819

Changes in net assets
Net realized/unrealized (depreciation) appreciation in fair value of investments	$(9,098,934)
Interest and dividend income	6,551
Employer retirement contributions	10,208,974
Employer matching contributions	4,986,425
Transfers to other investment funds	(84,853,021)
Benefits paid to participants	(2,559,814)

Total changes in net assets	$(81,309,819)

NOTE E - CONTINGENCY

The Company failed to file its financial results for fiscal year 2005 with the Securities and Exchange Commission on a timely basis. Because of the delay, participants were not allowed to acquire additional shares of Navistar common stock through the 401(k) plans. However, participants were allowed to sell shares of Navistar common stock if they elected to do so. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1, 2006 through April 6, 2006, were notified by letter that the Company intended to have a rescission offer extended to them, and that they were not required to take any action with respect to the Navistar common stock at that time.

In conducting an analysis of the scope of the rescission offer, it was determined that the group of individuals covered by all 401(k) plans offered by the Plan Sponsor who actually suffered a “loss” on those shares of Navistar common stock purchased during the restricted period

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE E - CONTINGENCY - Continued

consisted of 127 individuals whose total loss was $47,875. Of this amount, losses among five individuals totaled $43,927. The de minimus nature of these losses significantly reduced the concerns that were the principal basis for the initial conclusion to conduct a rescission offer. A rescission offer was not conducted, but instead the Company made restorative payments, with interest, to the affected individuals’ 401(k) accounts during 2008.

Navistar appointed Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as the independent fiduciary of the respective Navistar common stock funds under the Plan. This action was taken to ensure that decisions regarding the availability of Navistar common stock as an investment option under the Plan are made by a fiduciary with no ties to Navistar. Fiduciary Counselors informed Navistar that, as a result of the uncertainty caused by the absence of audited financial statements, it had determined that the Navistar common stock investment option in the Plan will be closed to new purchases until further notice. Fiduciary Counselors had indicated that once Navistar issues up-to-date audited financial statements, it will review its decision and determine whether participants and beneficiaries in the Plan should once again have the opportunity to purchase Navistar common stock through the Plan.

In a letter dated September 2, 2008, Fiduciary Counselors notified all plan participants that the Navistar Stock Investment Option would be reopened to new investments beginning September 11, 2008.

The Company filed its annual report (Form 10-K) for fiscal 2005 on December 10, 2007 and then filed its annual report (Form 10-K) for fiscal 2007 on May 29, 2008, which then made the Company current with its filings of its annual audited financial statements. On December 30, 2008, the Company filed its annual report (Form 10-K) for 2008. The filing was followed by an amended filing on March 31, 2009. Financial results were filed on March 11, 2009, and June 9, 2009, for the Company’s fiscal quarters ended January, 31, 2009 and April 30, 2009, respectively.

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE G - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

NOTE I - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the plan year ended December 31, 2008, there was a deemed loan made to the Company when contributions and interest related to a late participant contribution in 2008 were not remitted to the employee’s account maintained by the custodian in the time frame mandated by the Department of Labor regulations. The company has since remitted the contributions and accrued interest.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008 and 2007

NOTE J - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per financial statements	$188,556,699	$231,007,482
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(5,314,233)	(581,729)

Net assets available for benefits per Form 5500	$183,242,466	$230,425,753

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2008:

Change in net assets per financial statements	$(42,450,783)
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Prior year	581,729
Current year	(5,314,233)

Change in net assets of Plan per Form 5500	$(47,183,287)

Income attributed to collective trusts is required to be reported at fair value on the Form 5500.

NOTE K - SUBSEQUENT EVENT

The Navistar, Inc. 401(k) Retirement Plan and the IC Bus, LLC 401(k) Plan will merge into the Plan during the 2009 plan year.

SUPPLEMENTAL SCHEDULES

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Identity of issue	Description of investment	Cost**	Current value

*Various participants	Participant loans at interest rates of 5.0% to 10.5%		$5,625,978

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2008

Participant contributions transferred late to Plan	Total that constitutes non-exempt prohibited transactions
$6,814	$6,814